

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2022

Linghui Kong
Chief Executive Officer
Bitdeer Technologies Group
08 Kallang Avenue
Aperia Tower 1, #09-03/04
Singapore 339509

   Re: Bitdeer Technologies Group
    Amendment No. 7 to Draft Registration Statement on Form F-4
    Submitted November 3, 2022
    CIK No. 0001899123

Dear Linghui Kong:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments given on October 25 and 26, 2022.

Amendment No. 7 to Draft Registration Statement on Form F-4

Bitdeer's Management's Discussion and Analysis of Financial Condition...
Results of Operations
Comparison of Six Months Ended June 30, 2021 and 2022, page 226

1. Please revise to ensure that you provide a qualitative and quantitative analysis of each of the contributing or offsetting factors that caused material changes in your results of operations. In this regard, explain and quantify the other factors contributing to the decrease in revenue generated from your proprietary mining business other than the price drop of Bitcoin, such as the comparative number of bitcoin mined and/or the amount of

hash rate allocated to your proprietary mining business during each of the periods. Also, in your discussion of the change in revenue generated from Cloud Hash Rate, disclose the impact of generating less additional consideration from arrangements offered under accelerator mode and the comparative amount of hash rate allocated to Cloud Hash Rate in each of the periods. In addition, please identify if any of these factors represent a trend that is reasonably expected to have a material impact.

Liquidity and Capital Resources, page 233

2. You indicate anticipated cash flow from operations is one of the sources of cash to meet your current and anticipated working capital requirements and capital expenditures for at least the next 18 months. In light of the historical net cash used in operating activities, please revise this disclosure and disclosures throughout your filing indicating that you anticipate generating cash flow from operations.

3. In addition to disclosing the difference between net loss and net cash used in operating activities, you should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Your discussion and analysis of operating activities should focus on the primary drivers of and other material factors necessary to understand your cash flows and the indicative value of historical cash flows. Please revise to provide disclosure and analysis of the underlying factors that affect your operating cash flows that are not readily apparent from your cash flow statements.

Quantitative and Qualitative Disclosure about Financial Risk, page 236

4. Consistent with comment 36 in our letter dated January 11, 2022, please revise to provide quantitative information for cryptocurrency risk exposure. Refer to Part I, Item 11(a) of Form 20-F.

Bitdeer Technologies Holding Company and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
Note 20. Related Party Transactions, page F-57

5. We continue to consider your responses to comment 3 in your letters dated September 6, 2022 and November 3, 2022 regarding your accounting for the wealth management product and may have further comment.

6. We continue to consider your response to comment 2 in your letter dated November 3, 2022 regarding your accounting of USDC lending transactions and may have further comment.

7. We note that you have entered into a loan agreement for 15 million USDT and purchased type B wealth management products in the aggregate amount of 60 million USDT during the six months ended June 30, 2022. Further describe the material rights and obligations of both parties to the loan and the investments. Please explain how you are accounting for these transactions and cite the literature that supports your accounting. As part of your

response, explain how you reached the conclusion that the cryptocurrencies lent are not derecognized, as noted from your disclosure on page F-74.

Notes to the Combined and Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
p. Revenue recognition, page F-78

8. We note your revised disclosure of your revenue recognition policy for Cloud Hash Rate arrangements in response to prior comment 7. Please address the following:

    • Clarify the statement indicating that the electricity subscriptions are sold separately, considering that electricity appears to be one of the two promises that are treated as a single performance obligation in your arrangements;

    • You indicate that the price of both plans is fixed at the commencement of each subscription. Please clarify your disclosure to address whether the transaction price is fixed or variable or both at the inception of the contract. In this regard, we note that the unit price of the electricity subscription fee is subject to adjustment each electricity subscription period; and

    • We note that revenue is recognized over time and amortized ratably throughout the duration of each plan. Considering you are providing a series of distinct services and the unit price of the electricity subscription fee is subject to adjustment each electricity subscription period, please explain how ratable recognition is an appropriate method of measuring progress and clarify how you are allocating the transaction price to each distinct service in the series. Also tell us how you considered the guidance in paragraph 89 of IFRS 15.

9. We note your revised disclosure of your revenue recognition policy for Cloud Hosting arrangements in response to prior comment 7. You indicate that revenue is recognized ratably throughout the term of the service. Please tell us if this statement relates to only the fixed consideration, and, if so, please clarify your disclosure. In this regard, we note that variable consideration is allocated entirely to the corresponding distinct service period. In addition, please explain how ratable recognition is an appropriate method of measuring progress and clarify how you are allocating the transaction price to each distinct service in the series.

10. For General Hosting arrangements, please revise to clarify the promises in the arrangement and how you determined that you have a single performance obligation. In addition, please clarify whether you charge separate fees for the provision of custody and maintenance services.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Will Cai